American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600
Tel: (+86) 539-7318818

September 19, 2008

VIA EDGAR AND FEDERAL EXPRESS

Ms. Anne Nguyen Parker
Legal Branch Chief
Division of Corporation Finance Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

American Lorain Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed August 7, 2008
File No. 333-145260

Dear Ms. Parker:

On behalf of American Lorain Corporation ("we" or the "Company"), we respond as follows to the Staff’s comment letter dated August 20, 2008 relating to the above-captioned amended registration statement on Form S-1. Captions and page references herein correspond to those set forth in the amended registration statement (the "prospectus"), unless otherwise specified. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.

We note your response to our prior comment 1 and that you have filed your Form 10-Q for the quarter ended June 30, 2008. Please update your financial statements and disclosure throughout the registration statement in light of the filing of the Form 10-Q, and monitor the need to update your consents. Please refer to Article 8-08 of Regulation S-X.

We have updated our prospectus to include financial statements for the quarter ended June 30, 2008 and have otherwise updated the prospectus as necessary to reflect such information. In addition, we have provided an updated consent of our independent registered public accounting firm as Exhibit 23.3 to the prospectus.

Risk Factors

"We are subject to credit risk in respect of account receivables," page 10

2.

We note your response to our prior comment 5. Please expand your disclosure on page 35 to discuss the impact the increase in accounts receivable has had on your operations and your plans for addressing it.

We have revised the disclosure on pages 10 and 41 of the prospectus by adding the following statement:

"Consequently, at times we have had to delay payments to our suppliers and postpone business expansion as a result of these delayed payments. We began to address this issue in the second quarter of 2008 by transferring domestic sales to agents rather than selling through wholesalers or directly to retailers, as discussed under the headings ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of Three Months Ended June 30, 2008 and 2007’ and ‘—Comparison of Six Months Ended June 30, 2008 and 2007’ on pages 27 and 30, respectively."

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

General

3.

We note your response to our prior comment 11. Support the assertion in your response that you "have no further information on a quantitative demand breakdown for our products." Explain why you are not able to quantify the impact of the particular items on your line item.

In response to the Staff’s prior comment 11, we have revised the disclosure in the "Management’s Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations" section, as follows:

a)     Net Revenue: Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 (page 32).

"Net revenues increased $32.5 million, or approximately 65.5%, to approximately $82.1 million in 2007 from approximately $49.6 million in 2006. This increase was attributable to the increased revenues generated by sales of our chestnut and vegetable products, offset by a decrease in revenues generated by sales of our meat products, as set forth in the following table:

			Increase /
Category	2007	2006	(Decrease)
Chestnut	$45,799,404	$29,725,421	54%
Meat	2,518,968	3,830,986	(34)%
Vegetable	33,776,591	16,004,612	111%
Total	82,094,963	49,561,019

We believe that the increases in revenues from sales of our chestnut and vegetable products from 2006 to 2007 are attributable to the following factors, each factor quantified by percentage:

	Chestnut	Vegetable
Category	Products	Products
Increase in volume sold	84%	88%
Increase in average sales price	3%	3%
Decrease in value of the U.S. dollar	13%	9%

The greatest increase in volume sold in 2007, as compared to 2006, was in our domestic market. Net revenues from sales in the Chinese market increased $24.3 million, or approximately 104%, to $47.7 million in 2007 from $23.4 million in 2006. As a percentage of total revenue, net revenues derived from the domestic market increased to approximately 59% in 2007 from approximately 47% in 2006.

In addition, during 2007, net revenues from sales in Japan, Malaysia, Singapore, South Korea, the United Kingdom and the United States, in the aggregate, increased to approximately $29.1 million from approximately $16.4 million in 2006. This increase was offset by lower revenues of approximately $5.0 million, in the aggregate, from sales in Kuwait and Mexico.

The decrease in revenues from sales of our meat products from 2006 to 2007 was a result of a decline in volume of meat products sold because of a shortage of livestock in the PRC in 2007."

b)     Cost of Revenue: Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 (pages 31-32).

"Our cost of revenue increased $24.4 million, or approximately 65%, to $61.9 million in fiscal year 2007 from $37.5 million in fiscal year 2006. This increase was attributable to the following factors, each factor quantified by percentage:

Percentage of
Category	Change

Wages	4%

Depreciation	1%

Other Allocated Overhead (including
utilities, freight and equipment
consumables)	5%

Raw Materials (chestnuts, meats,
vegetables)	83%

Currency (RMB) Appreciation	7%

As set forth in the table above, 83% of the increase in the cost of revenues from fiscal year 2006 to fiscal year 2007 is attributable to increased purchases of raw materials for products sold by us.

The following table reflects the allocation of our cost of revenues for fiscal year 2006 and fiscal year 2007 amongst our different products:

			Increase /
Category	2007	2006	(Decrease)
Chestnut	$32,296,782	$21,401,734	51%
Meat	1,945,819	2,988,232	(35)%
Vegetable	27,689,873	13,143,341	111%
Total	61,932,474	37,553,307	65%

Our cost of revenues increased or (decreased) for each of these three product types at the same rate as our revenues for each of these product types from fiscal year 2006 to fiscal year 2007. See "—Net Revenues" above. The reason for this is that the increased costs were attributed primarily to purchases of raw materials for our products, as discussed, which purchases increased at the same rate as the revenues generated by sales of our products."

c)     Net Revenue: Year Ended December 31, 2006 Compared to Year Ended December 31, 2005 (pages 34-35).

"Net revenues increased $19.4 million, or approximately 64.1% to $49.6 million in fiscal year 2006 from $30.2 million in fiscal year 2005. This increase was attributable to the increased revenues generated by sales of our chestnut, vegetable and meat products, as set forth in the following table:

			Increase /
Category	2006	2005	(Decrease)
Chestnut	$29,725,421	$20,055,697	48%
Meat	3,830,986	475,703	705%
Vegetable	16,004,612	9,663,781	66%
Total	49,561,019	30,195,181

We believe that the increases in revenues from sales of our chestnut and vegetable products from 2006 to 2007 are attributable to the following factors, each factor quantified by percentage:

	Chestnut	Vegetable	Meat
Category	Products	Products	Products

Increase in volume sold	73%	88%	71%

Increase in average sales
price	18%	3%	26%

Decrease in value of the
U.S. dollar	8%	9%	3%

The greatest increase in volume sold in 2006, as compared to 2005, was in our domestic market. Net revenues from sales in the Chinese market increased $8.6 million, or approximately 58%, to $23.4 million in 2006 from $14.8 million in 2005. As a percentage of total revenue, net revenues derived from the domestic market decreased slightly to approximately 47% in 2006 from approximately 49% in 2005.

In addition, during 2006, net revenues from sales in Japan, Kuwait, Mexico and South Korea, in the aggregate, increased to approximately $21.6 million in 2006 from approximately $12.1 million in 2005."

d)     Cost of Revenue: Year Ended December 31, 2006 Compared to Year Ended December 31, 2005 (pages 35-36).

"Our cost of revenue increased $15.2 million, or approximately 69%, to $37.5 million in fiscal year 2006 from $22.3 million in fiscal year 2005. This increase was attributable to the following factors, each factor quantified by percentage:

Percentage of
Category	Change
Wages	5%
Depreciation	1%
Other Allocated Overhead (including
utilities, freight and equipment
consumables)	7%
Raw Materials (chestnuts, meats,
vegetables)	84%
Currency (RMB) Appreciation	3%

As set forth in the table above, 83% of the increase in the cost of revenues from fiscal year 2005 to fiscal year 2006 is attributable to increased purchases of raw materials for products sold by us.

The following table reflects the allocation of our cost of revenues for fiscal year 2006 and fiscal year 2005 amongst our different products:

			Increase /
Category	2006	2005	(Decrease)
Chestnut	$21,401,734	$13,791,898	55%
Meat	2,988,232	372,452	702%
Vegetable	13,143,341	8,086,009	63%
Total	37,553,307	22,250,359	69%

Our cost of revenues for each of these three product types increased at a similar rate as our revenues for each of these product types from fiscal year 2005 to fiscal year 2006. See "Net Revenues" above. The reason for this is that the increased costs were attributed primarily to purchases of raw materials for our products, as discussed, which purchases increased at the same rate as the revenues generated by sales of our products."

Liquidity and Capital Resources

For the fiscal year ended December 31, 2007

General, page 35

4.

Please provide a cross reference to the discussion in the Business section regarding your plans to increase production, storage capacity and advertising expenses.

We have provided a cross-reference on page 40 of the prospectus to the discussion in the Business section regarding our plans to increase production, storage capacity and advertising expenses.

Business

Our Customers, page 51

5.

Ensure that you have supplied all of the information required by Item 101(c)(vii) of Regulation S-K. We note that you have removed the list of your top ten customers, one of which accounted for more than 10% of your revenues.

We have added the following disclosure to page 55 of the prospectus in order to comply with Item 101(c)(vii) of Regulation S-K:

"Approximately 15.4% and 8.7% of total revenues in 2007 were attributable to revenues from our two largest customers, Shandong Lvan Import & Export Co., Ltd. and Shinsei Foods, respectively."

Management, page 57

6.

In Mr. Hao Chen’s biography, it appears that he was Expense Controller of the China division of Coca Cola Beverage Limited and Managing Director of the Corporate Finance Department of Shanghai Union Strength Business Consulting Co., Ltd. at the same time, ending his affiliation with both in September 2006. Please advise.

We have revised the disclosure on pages 62-63 of the prospectus to indicate that Mr. Chen’s affiliation with Shanghai Union Strength Business Consulting Co., Ltd. ended in February 2005, at which time Mr. Chen’s affiliation with Coca Cola Beverage Limited began.

Director Compensation, page 58

7.

Please provide the payments to Messrs. Hao Chen and Maoquan Wei in U.S. dollars.

We have revised the disclosure on page 63 of the prospectus to indicate that Messrs. Hao Chen and Maoquen Wei shall be paid approximately U.S. $14,640 per year.

Certain Relationships and Related Transactions, page 59

8.

We note your response to our prior comment 22 and reissue it in part. Provide a total in U.S. dollars of the amounts received by Mr. Si Chen for all of his interests in the Lorain Group Companies. Provide the U.S. dollar amount paid for the equity in Shandong Lorain Foodstuff Co., Ltd. that was transferred to ILH by International Lvan Co., Ltd.

You state that: "Si Chen (60.33%), Xiadong Zhou (1.2%), Shixiang Wang (1.2%), Yuan Tian (1.2%) and International Lvan Co., Ltd.’s (36.07%) equity interests were transferred to ILH for US$1.25 million, accounting for 100% of the registered capital." Specify the entity that was purchased for $1.25 million.

Discuss how the purchase prices for the various equity interests were determined and who approved the terms of the transactions. File as exhibits all documentation related to such purchases.

We have disclosed on page 71 of the prospectus that the total amount received by Mr. Chen for all of his interests in the Lorain Group Companies, in the aggregate, was approximately US $4,959,905. In addition, we have provided on page 71 the US. Dollar amount paid for the equity in Shandong Lorain Foodstuff Co., Ltd. (approximately US $3,154,470).

We have clarified on page 71 of the prospectus that equity interests in Luotian Lorain Foodstuff Co., Ltd. were transferred to ILH for US $1.25 million.

We have disclosed on page 71 of the prospectus that the market value of the acquired shares was determined in good faith by the board of directors of ILH and the sellers based on the value of the underlying assets held by the acquired Lorain entities. The terms of each transaction were approved by resolution of the shareholders of ILH as well as by the sellers.  We have filed as Exhibits 10.17, 10.18, 10.19 and 10.20 to the prospectus all documentation related to the August 2006 transaction.

Financial Statements

General

9.

We note you continue to provide a condensed balance sheet as of December 31, 2007 and 2006 for American Lorain (formerly Millennium Quest) on page F-16. Please tell us why you believe it is necessary to provide this statement, or if necessary, remove it from your document.

A condensed balance sheet as of December 31, 2007 and 2006 for American Lorain (formerly Millennium Quest) does not appear on page F-16 of the prospectus which is publicly available via the SEC’s EDGAR database.

Exhibits and Financial Statement Schedules

10.

Please provide an Exhibit 15 acknowledgement letter from your independent public accountant regarding the use in this registration statement of their report on your unaudited interim financial information. Please see Item 601(b)(15) of Regulation S-K for additional guidance. Please ensure such letter includes acknowledgement for the periods included in your revised Form S-1.

We have provided an Exhibit 15 acknowledgement letter from our independent registered public accounting firm.

11.

We note your response to our prior comment 31. However, the representation you provide that the reference in the legal opinion to the General Corporation Law of the State of Delaware includes the Delaware constitution, statutory provisions and judicial decisions is in a letter signed by the company. Please provide the representation in a letter signed by counsel.

The legal opinion of Kramer Levin Naftalis & Frankel LLP has been filed as Exhibit 5.2 to the prospectus in lieu of the legal opinion of Thelen Reid Brown Raysman & Steiner LLP.  Kramer Levin Naftalis & Frankel LLP and Lewis, Hansen, Waldo & Pleshe, LLC, whose legal opinion was previously filed as Exhibit 5.1 to the prospectus, have filed letters via correspondence with the Staff, each confirming that the reference in the respective legal opinions to the General Corporation Law of the State of Delaware includes the Delaware constitution, statutory provisions and judicial decisions.

If you have any questions, please do not hesitate to contact Abbe L. Dienstag of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-9280, or by facsimile at (212) 715-8000.

Very truly yours,

By: /s/ Si Chen
Name: Si Chen
Title: Chief Executive Officer

cc:	Abbe Dienstag, Esq.
Bill Huo, Esq.